PRICING TERM SHEET

Filed Pursuant to Rule 433

Registration No. 333-220398

June 2, 2020

ATLANTIC UNION BANKSHARES CORPORATION

6,000,000 Depositary Shares
Each representing a 1/400th interest in a share of
6.875% Perpetual Non-Cumulative Preferred Shares, Series A, par value $10.00 per share
(Liquidation Preference $10,000.00 Per Preferred Share)

Issuer:	Atlantic Union Bankshares Corporation (the “Company”)
Security Type:	Depositary Shares (“Depositary Shares”), each representing a 1/400th interest in a share of the Company’s 6.875% Perpetual Non-Cumulative Preferred Shares, Series A, par value $10.00 per share (“Preferred Shares”), liquidation preference of $10,000.00 per Preferred Share (equivalent to $25 per Depositary Share)
Size:	6,000,000 Depositary Shares ($150,000,000 aggregate liquidation preference); or 6,900,000 Depositary Shares ($172,500,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Depositary Shares in full
Option to Purchase Additional Shares:	Up to 900,000 additional Depositary Shares
Trade Date:	June 2, 2020
Settlement Date*:	June 9, 2020 (T+5)
Maturity:	Perpetual
Liquidation Preference:	$10,000 per Preferred Share (equivalent to $25 per Depositary Share)
Ratings**:	BBB- (Kroll)
Dividend Payment Dates:

Commencing on September 1, 2020, quarterly in arrears on the first day of March, June, September and December of each year, only when, as and if declared

Upon the payment of any dividends on the Preferred Shares, holders of Depositary Shares will receive a proportionate payment

Dividend Rate (Non-Cumulative):	6.875% per annum

Optional Redemption:

On and after September 1, 2025, the Preferred Shares represented by the Depositary Shares will be redeemable at the Company’s option, in whole or in part, from time to time, on any dividend payment date at a redemption price equal to $10,000 per Preferred Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends

At any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated June 2, 2020), the Preferred Shares represented by the Depositary Shares will be redeemable at the Company’s option, in whole but not in part, at a redemption price equal to $10,000 per Preferred Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends

Any redemption of the Preferred Shares is subject to the Company’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Preferred Shares

Public Offering Price:	$25 per Depositary Share
Underwriting Discounts***:	$0.7875 per Depositary Share
Proceeds to the Company, before expenses***:	$145,275,000
Expected Listing:	The Company has applied to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “AUBAP”
CUSIP / ISIN:	04911A 206 / US04911A2069
Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Depositary Shares for general corporate purposes in the ordinary course of our business. General corporate purposes may include repayment of debt, loan funding, acquisitions, additions to working capital, capital expenditures and investments in the Company’s subsidiaries
Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Keefe, Bruyette & Woods, Inc. Raymond James & Associates, Inc. RBC Capital Markets, LLC UBS Securities LLC Piper Sandler & Co.

*Note: The underwriters expect to deliver the depositary shares in book-entry form only through the facilities of The Depository Trust Company and its participants, including Euroclear System and Clearstream Banking, S.A. on or about June 9, 2020, which is the fifth business day following the date of the pricing of the depositary shares. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on any date prior to the second business day before delivery will be required by virtue of the fact that the depositary shares initially will settle in five business days to specify alternative settlement arrangements to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

***Note: This assumes no exercise of the underwriters’ option to purchase additional Depositary Shares.

The Company has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the Company’s prospectus in that registration statement and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649; by calling BofA Securities, Inc. at 800-294-1322; by calling Keefe, Bruyette & Woods, Inc. at 1-800-966-1559; by calling Raymond James & Associates, Inc. at 800-248-8863; by calling RBC Capital Markets, LLC at 1-866-375-6829; by calling UBS Securities LLC at 888-827-7275; or by emailing Piper Sandler & Co. at fsg-dcm@psc.com.